September 19, 2024

Shahraab Ahmad
Chairman and Chief Executive Officer
Atlantic Coastal Acquisition Corp. II
6 St Johns Lane, Floor 5
New York, NY 10013

       Re: Atlantic Coastal Acquisition Corp. II
           Amendment No. 3 to Registration Statement on Form S-4
           Filed September 6, 2024
           File No. 333-276618
Dear Shahraab Ahmad:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4
Summary
PIPE Financing, page 36

1. Please revise your description of the PIPE Financing here and on the cover page to reflect your disclosure elsewhere in the prospectus that $4,225,663 of the consideration due for the PIPE Financing will be paid through the extinguishment of the balance due to Abpro
       Bio under the promissory note. Please also revise here and on the cover page to identify the PIPE investors.
       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact
Tamika Sheppard at 202-551-8346 or Alan Campbell at 202-551-4224 with any other questions.
 September 19, 2024
Page 2



                                Sincerely,

                                Division of Corporation Finance
                                Office of Life Sciences
cc:   Stephen C. Ashley, Esq.